Exhibit 99.10

Ontario

Ministry of Government and Consumer Services Ministère des Services gouvernementaux et des Services aux consommateurs

Certificate of Continuance

Certificat de maintien

Business Corporations Act

Loi sur les sociétés par actions

PREMIUM NICKEL RESOURCES LTD.

Corporation Name / Dénomination sociale

1000269814

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

July 29, 2022 / 29 juillet 2022

V. Quintanilla W.

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Continuance is not complete without the Articles of Continuance

Certified a true copy of the record of the Ministry of Government and Consumer Services.

V. Quintanilla W.

Director/Registrar

Le certificat de maintien n'est pas complet s'il ne contient pas les statuts de maintien

Copie certifiée conforme du dossier du ministère des Services gouvernementaux et des Services aux consommateurs.

V. Quintanilla W.

Directeur ou registrateur

128922792v1 BCA - Articles of Continuance - PREMIUM NICKEL RESOURCES LTD. - OCN:1000269814 - July 29, 2022 Ministry of Government and Consumer Services Articles of Continuance Business Corporations Act 1. Corporation Name NORTH AMERICAN NICKEL INC. 2. Date of Incorporation/Amalgamation September 20, 1983 3. Name of jurisdiction the corporation is leaving Canada - British Columbia 4. The continuance was authorized by home jurisdiction on July 27, 2022 5. The corporation is continued in Ontario under the name PREMIUM NICKEL RESOURCES LTD. 6. Registered Office Address 100 King Street West, 3400, Toronto, Ontario, Canada, M5X 1A4 7. Number of Directors Minimum/Maximum Min 1 / Max 10 The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Government and Consumer Services. , Director/Registrar, Ministry of Government and Consumer Services Page 1 of 7

BCA - Articles of Continuance - PREMIUM NICKEL RESOURCES LTD. - OCN:1000269814 - July 29, 2022

8. The director(s) is/are:

Full Name	Douglas E. FORD
Address for Service	[redacted]
Full Name	John HICK
Address for Service	100 King Street West, 3400, Toronto, Ontario, Canada, M5X 1A4
Full Name	Zhen Janet HUANG
Address for Service	100 King Street West, 3400, Toronto, Ontario, Canada, M5X 1A4
Full Name	Christopher MESSINA
Address for Service	[redacted]
Full Name	Keith MORRISON
Address for Service	100 King Street West, 3400, Toronto, Ontario, Canada, M5X 1A4
Full Name	Charles RIOPEL
Address for Service	100 King Street West, 3400, Toronto, Ontario, Canada, M5X 1A4

0. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None":.

None.

0. The classes and any maximum number of shares that the corporation is authorized to issue:

The Corporation is authorized to issue (i) an unlimited number of Common Shares; and (i) 20,000,000 Preferred Shares, issuable in series, of which 4,000,000 are authorized to be designated as Series 1 Convertible Preferred Shares.

1. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable":

Common Shares The Common Shares shall have attached thereto the following rights: 1. to vote at any meeting of shareholders of the Corporation; 2. to receive any dividend declared by the Corporation; and 3. to receive the remaining property of the Corporation on dissolution. Preferred Shares 1. Issuance of Preferred Shares in a Series The Preferred Shares may be issued in one or more series and the directors of the Corporation may by resolution: a) alter the Articles to fix the number of shares in, and to determine the designation of the shares of, each series; and b) alter the Articles to create, define and attach special rights and restrictions to the shares of each series subject to the special rights and restrictions attached to the Preferred Shares. 2. Designation, Rights, Privileges, Restrictions and Conditions of Series Subject to the provisions of the Business Corporations Act (Ontario), the provisions herein contained and to any provisions in that regard attaching to any outstanding series of Preferred Shares, the directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges,

The endorsed Articles of Continuance are not complete without the Certificate of Continuance.
Certified a true copy of the record of the Ministry of Government and Consumer Services.

V. Quintanilla W.

Director/Registrar, Ministry of Government and Consumer Services

Page 2 of 7

128922792v1 BCA - Articles of Continuance - PREMIUM NICKEL RESOURCES LTD. - OCN:1000269814 - July 29, 2022 restrictions and conditions attaching to each series of the Preferred Shares including, without limitation, the rate or amoun t of dividends or the method of calculating dividends, the dates of payments thereof, the redemption and/or purchase prices, and terms and conditions of any redemption and/or purchase rights, any voting rights, any conversion rights and any sinking fund or such other provisions. 3. Priority The Preferred Shares of each series shall, with respect to the payment of dividends and th e dis- tribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its members for the purpose of winding up its affairs or on the occurrence of any event that would result in the holders of all series of Preferred Shares being entitled to return of capital, rank on a parity with the Preferred Shares of every other series and in priority over the Common Shares of the Corporatio n and over any other shares of the Corporation ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares of the Corporation and o ver any other shares of the Corporation ranking junior to the Preferred Shares as may be fixed in accordance with the provisions here of. 4. Creation of Additional Shares No shares of a class ranking prior to or pari passu with the Preferred Shares with res pect to the payment of dividends or the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its members for the purpose of winding up its affairs or on the occurrence of any event that would result in the holders of all series of Preferred Shares being entitled to a return of capital, may be created or issued without the approval of the holders of the Preferred Shares given in ac- cordance with the provisions hereof. 5. Voting Except as otherwise specifically provided in the Business Corporations Act (On tario) and except as may be otherwise specially provided in the provisions attaching to any series of the Preferred Shares, the holders of the Preferred Shares shall not be entitled to receive any notice of or attend any meeting of members of the Corporation and shall not be entitled to vote at any such meeting. 6. Amendment of Preferred Shares The provisions hereof may not be repealed, altered, modified, amended or amplified without the approval of the holders of the Preferred Shares given in accordance with the provisions hereof. 7. Approval of Holders of Preferred Shares The approval of the holders of the Preferred Shares as to any and all matters referred to herein may be given as follows: a) any approval given by the holders of Preferred Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least 75% of the outstanding Preferred Shares or by a resolution passed at a meeting of holders of Preferred Shares duly called and held upon not less than 21 days notice at which the holders of at least 25% of the outstanding Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 50% of the votes cast at such meeting, in addition to any vote or other cons ent or approval that may be required by the Business Corporations Act (Ontario). If at any such meeting the holders of at least 25% of the outstanding Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the Chairman, and not less than 10 days written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Preferred Shares present or represented by proxy may transact the business for which 50% of the votes cast at such meeting shall constitute the approval of the holders of the Preferred Shares; and b) on every poll taken at any meeting of holders of Preferred Shares, every holder of Preferred Shares shall be entitled to one vote in respect of each one dollar of the issue price of each Preferred share held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct there shall be those from time to time prescribed in the Articles of the Corporation with respect to meetings of members. Series 1 Convertible Preferred Shares: 1. Definitions "Common Shares" means the Common Shares without par value of the Corporation; and "Conversion Value" means $1 per Series 1 Convertible Preferred Share. 2. Dividends The Corporation shall not declare or pay any dividends on the Common Shares unless it shall, at the same time, declare and pay dividends on the Series 1 Convertible Preferred Shares in the same amounts to which a holder of such number of Common Shares would have been entitled if the Series 1 Convertible Preferred Shares had been converted into Common Shares immediately prior to the declaration and payment of such dividend. 3. Voting The holders of the Series 1 Convertible Preferred Shares shall be entitled to receive notice of, and to attend at all general meetings of the Corporation, but shall not be entitled to vote at such meetings. The holders of the Series 1 Convertible Preferred Shares are entitled to vote at all meetings of the holders of the Series 1 Convertible Preferred Shares and shall have one (1) vote for each Series 1 Convertible Preferred Share held. 4. Conversion A. The Series 1 Convertible Preferred Shares shall be convertible at any time after the expiry of six (6) months from the date of their issuance upon the holder serving the Corporation with ten (10) days written notice. The number of Common Shares to be issued on the conversion of any of the Series 1 Convertible Preferred Shares shall be equal to the result obtained by dividing the aggregate Conversion Value of the Series 1 Convertible Pre- The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Government and Consumer Services. , Director/Registrar, Ministry of Government and Consumer Services Page 3 of 7

128922792v1 BCA - Articles of Continuance - PREMIUM NICKEL RESOURCES LTD. - OCN:1000269814 - July 29, 2022 ferred Shares to be converted by the greater of: i) $9.00; ii) the average closing price of the Corporation's shares on the Canadian stock exchange on which the shares of the Corporation principally trade over the two-week period preceding the date of receipt of the conversion notice; and iii) the average closing price of the Corporation's shares on the Ontario Over-the- Counter Market over the two-week period preceding the date of receipt of the conversion notice. No fractional shares shall be issued on the conversion of Series 1 Convertible Preferred Shares and any such fractions resulting from the conversion shall be cancelled. B. The conversion privilege herein provided for may only be exercised by notice in writing given to the Corporation accompanied by the certificate or certificates for Series 1 Convertible Preferred Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Corporation as the holder of the Series 1 Convertible Preferred Shares in respect of which such right is being exercised or by his duly authorized attorney and shall s pecify the number of Series 1 Convertible Preferred Shares which the holder desires to have converted. Upon the Corporation receiving such notice, the Corporation shall issue certificates for Common Shares at the applicable conversion rate herein described and in accordance with the provisions hereof to the registered holder of the Series 1 Convertible Preferred Shares represented by the certificate or certificates accompanying such notice. C. Upon conversion of any Series 1 Convertible Preferred Shares, the Corporation shall make no payment or adjustment on account of any accumulated or unpaid dividends on the certificates which are surrendered for conversion or on, account of any dividends on the Common Shares issuable upon such conversion. D. In case of any reclassification, change, consolidation, or subdivision of the Common Shares on or prior to conversion or in case of any amalgamation, consolidation or merger of the Corporation with or into any other Corporation, or in the case of any sale of the properties and assets of the Corporation as, or substantially as, an entirety to any, other Corporation, each Series 1 Convertible Preferred Share shall, after such reclassification, change, consolidation, subdivision, amalgamation, merger or sale, be convertible into the number of shares or other securities or property of the Corporation, or such continuing, successor or purchasing Corporation, as the case may be, to which a holder of such number of Common Shares as would have been issued if such Series 1 Convertible Preferred Shares had been converted immediately prior to such reclassification, change, consolidation, subdivision, amalgamation, merger or sale would have been entitled upon such reclassification, change, consolidation, subdivision, amalgamation, merger or sale. E. Series 1 Convertible Preferred Shares which are converted in accordance with this Article shall be, and shall be deemed to be, cancelled and returned to the status of authorized but unissued shares, and shall not be reissued as Series 1 Convertible Preferred Shares. 5. Amendments The rights, conditions and limitations attached to the Series 1 Convertible Preferred Shares may be amended, modified, suspended, altered or repealed but only if consented to, or approved by the holders of the Series 1 Convertible Preferred Shares, and in the manner hereinafter specified and in accordance with any requirements of the Business Corporations Act (Ontario). 6. Approval Any consent or approval required by the provisions of these Articles of Continuance to be given by the holders of the Series 1 Convertible Preferred Shares shall be deemed to have been sufficiently given by a resolution passed at a meeting of holders of the Series 1 Convertible Preferred Shares, duly called and held upon not less than twenty-one (21) days notice to the holder at which the holders of at least a majority of the outstanding Series 1 Convertible Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than seventy-five percent (75%) of the votes cast at such meeting. If at any such meeting the holders of a majority of the outstanding Series 1 Convertible Preferred Shares are not present or represented, by proxy within one-half hour After the time appointed for such meeting, then the meeting shall be adjourned to such date not less than fifteen (15) days thereafter and to such time and place as may be designated by the Chairman, and not less than ten (10) days' written notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose of which the meeting was originally called. At such adjourned meeting the holders of the Series 1 Convertible Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than seventy-five percent (75%) of the votes cast at such adjourned meeting shall constitute the consent or approval of the holder of the Series 1 Convertible Preferred Shares. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the Business Corporations Act (Ontario), or as set out in the Articles of the Corporation. 7. Liquidation, Dissolution or Winding Up In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 1 Convertible Preferred Shares shall be entitled, if such liquidation, dissolution or winding up, or other distribution of assets shall occur, to receive the remaining property of the Corporation upon liquidation, dissolution, winding up or other distribution on the same basis as the holders of the Common Shares of the Corporation as if such Series 1 Convertible Preferred Shares The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Government and Consumer Services. , Director/Registrar, Ministry of Government and Consumer Services Page 4 of 7

128922792v1 BCA - Articles of Continuance - PREMIUM NICKEL RESOURCES LTD. - OCN:1000269814 - July 29, 2022 had been converted into Common Shares immediately prior to such liquidation, dissolution, winding up or other distribution. 8 . Notices Any notice required to be given under the provisions attaching to the Series 1 Convertible Preferred Shares to the hold- ers thereof shall be given by posting the same in a postage prepaid envelope addressed to each holder at the last address of such holder appearing in the register of members or, in the event of such address not so appearing, then to the address of such holder last known to the Corporation; provided that accidental failure or omission to give notice as aforesaid to one or more of such holders shall not invalidate any action or proceeding founded thereon. 12. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None": None. 13. Other provisions None. 14. The corporation is to be continued under the Business Corporations Act to the same extent as if it had been incorporated under this Act. 15. The corporation has complied with subsection 180(3) of the Business Corporations Act. The articles have been properly executed by the required person(s). The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Government and Consumer Services. , Director/Registrar, Ministry of Government and Consumer Services Page 5 of 7

128922792v1 BCA - Articles of Continuance - PREMIUM NICKEL RESOURCES LTD. - OCN:1000269814 - July 29, 2022 Supporting Document -Constating Document from Governing Jurisdiction The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Government and Consumer Services. , Director/Registrar, Ministry of Government and Consumer Services Page 6 of 7

128922792v1 BCA - Articles of Continuance - PREMIUM NICKEL RESOURCES LTD. - OCN:1000269814 - July 29, 2022 Supporting Information - Nuans Report Information Nuans Report Reference # 121595849 Nuans Report Date May 16, 2022 The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Government and Consumer Services. , Director/Registrar, Ministry of Government and Consumer Services Page 7 of 7